SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EVe Mobility Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G3218G 109

(CUSIP Number)

Kash Sheikh
Manager
EVe Mobility Sponsor LLC
 c/o EVe Mobility Acquisition Corp

4001 Kennett Pike, Suite 302

Wilmington, DE 19807

(302) 273-0014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Gregg A. Noel, Esq.

Michael J. Mies, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

February 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3218G 109

1.	Names of Reporting Persons. Kash Sheikh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,995,523 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,995,523 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,995,523 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2% (3)
14.	Type of Reporting Person: IN

(1)	Includes (i) 2,012,666 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of EVe Mobility Acquisition Corp, a Cayman Islands exempted company (the “Issuer”), issued upon the conversion of certain Class B ordinary shares, par value $0.0001 per share, of the Issuer acquired by EVe Mobility Sponsor LLC (the “Sponsor”) prior to the Issuer’s initial public offering (the “IPO”); and (ii) 982,857 Class A Ordinary Shares underlying the units acquired by the Sponsor in a private placement sale which closed simultaneously with the consummation of the IPO.

(2)

The Sponsor is the record holder of the shares reported herein. Kash Sheikh is the sole manager of the Sponsor. As sole manager, Mr. Sheikh has voting and investment discretion of the Class A Ordinary Shares held by the Sponsor, and accordingly may be deemed to have beneficial ownership of such shares.

(3)

Calculated based upon 15,603,171 Class A Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with Securities and Exchange Commission on November 20, 2023.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of EVe Mobility Acquisition Corp, a Cayman Islands exempted company (the “Issuer”), and amends and supplements the initial statements on the Schedule 13D filed by Kash Sheikh (the “Reporting Person”) on October 10, 2023, as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed on February 6, 2024 (collectively, as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following (which shall be deemed to replace the sub-section that was inserted pursuant to Amendment No. 1):

Purchase and Sponsor Handover Agreement

On February 2, 2024, the Issuer entered into a Purchase and Sponsor Handover Agreement (the “Purchase and Sponsor Handover Agreement”) with Blufire Capital Limited, an Abu Dhabi private company limited by shares (the “New Sponsor”), and the Sponsor, pursuant to which, subject to satisfaction of certain conditions, (i) the Sponsor agreed to transfer and assign 6,320,667 Class A Ordinary Shares in exchange for the New Sponsor assuming certain liabilities of the Issuer and the Sponsor, including costs and expenses incurred by the Issuer and the Sponsor in the ordinary course of business or in connection with the transactions contemplated by the Purchase and Sponsor Handover Agreement, and (ii) the New Sponsor agreed to become the sponsor of the Issuer (together, the “Sponsor Handover”). New Sponsor also agreed to convert approximately $425,000 of working capital notes owed by the Issuer to the Sponsor into Class A Ordinary Shares at the closing of an initial business combination of the Issuer at a rate of one Class A Ordinary Share for every $10.00 principal amount of such working capital notes.

As a condition to consummation of the Sponsor Handover, new members of the Issuer’s board of directors (the “Board”) and a new management team for the Issuer were appointed by the existing Board and the existing Board members and the existing management team (other than the Issuer’s Chief Operating Officer, Jesvin Kaur) resigned (the “Director and Management Handover”), effective upon consummation of the Sponsor Handover. Following the signing of the Purchase and Sponsor Handover Agreement, the parties prepared and filed an information statement to the Issuer’s shareholders in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder with the SEC.

Pursuant to the terms of the Purchase and Sponsor Handover Agreement, the New Sponsor also agreed, among other things, to (i) indemnify and hold harmless the Sponsor on terms that are the same as each of the Indemnity Agreements (the “Indemnity Agreements”), dated December 14, 2021 and October 13, 2023, entered into between the Issuer and each of the former directors and officers of the Issuer (the “Indemnitees”) in connection with the Issuer’s initial public offering, and, if requested by the Sponsor or any other Indemnitee, the Issuer and the New Sponsor shall assume the defense of any relevant claims or proceedings, (ii) on or prior to the closing of the transactions contemplated by the Purchase and Sponsor Handover Agreement, at its own cost and expense to (a) extend the term of the existing directors and officers liability insurance policy until December 17, 2024 and (b) obtain commercially reasonable run-off or “tail” directors and officers liability insurance policy coverage, and (iii) with effect from the closing of the transactions contemplated by the Purchase and Sponsor Handover Agreement, join as a party to the Letter Agreement, dated December 14, 2021, by and among the Issuer, the Sponsor and the officers and directors of the Issuer (the “Letter Agreement”).

Pursuant to the Purchase and Sponsor Handover Agreement, consummation of the Sponsor Handover was conditional on, among other things, (i) each of the underwriters of the Issuer’s initial public offering (the “Underwriters”) waiving in writing (a) its right to receive the deferred underwriting fee and any other amounts or rights it may have pursuant to the Underwriting Agreement, dated December 14, 2021, by and among the Underwriters and the Issuer, and (b) all rights and fees they may have under the Business Combination Marketing Agreement, dated December 14, 2021, by and among the Underwriters and the Issuer, (ii) the New Sponsor joining as a party to the Letter Agreement, (iii) the Director and Management Handover, and (iv) the New Sponsor, at its own cost and expense, having extended the term of the existing directors and officers liability insurance policy until December 17, 2024.

In addition, pursuant to the terms of the Purchase and Sponsor Handover Agreement, (i) each of the parties thereto agreed, among other things, that the provisions of the Indemnity Agreements shall remain in full force and effect notwithstanding any resignation of the directors and officers of the Issuer, and (ii) the Issuer and the New Sponsor agreed to release the directors and officers of the Issuer (as of the date of the Purchase and Sponsor Handover Agreement) and the Sponsor from any and all claims relating to the Issuer that accrued or may have accrued prior to consummation of the Sponsor Handover. The New Sponsor also agreed to (i) use its best efforts to, upon filing any definitive proxy statement of the Issuer for an extraordinary meeting of shareholders with the SEC, (a) include a proposal to change the name of the Issuer to a name selected by the New Sponsor, (b) obtain approval of the proposals set forth in such definitive proxy statement, and (c) following receipt of such approval, change the name of the Issuer and change the “tickers” under which each of the Issuer’s securities trades on the NYSE American LLC to different “tickers” to be selected by the New Sponsor, and (ii) procure that, in connection with an initial business combination entered into by the Issuer, the Sponsor and the independent directors of the Issuer (as of the date of the Purchase and Sponsor Handover Agreement) shall have the benefit of demand, piggyback and shelf registration rights with respect to any securities of the Issuer (or any successor company following an initial business combination) that are owned by the Sponsor or such independent directors on terms that are at least equal to those granted to the New Sponsor in connection with such initial business combination.

On February 21, 2024, all of the conditions to the consummation of the Sponsor Handover were satisfied or waived and the Sponsor Handover was consummated. Therefore, as of the date hereof, the Sponsor holds 2,995,523 Class A Ordinary Shares.

The foregoing description of the Purchase and Sponsor Handover Agreement is not complete and is qualified in its entirety by reference to the Purchase and Sponsor Handover Agreement, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) and (c) of this Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b)	Calculations of the percentage of Class A Ordinary Shares beneficially owned is based on 15,603,171 Class A Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the SEC on November 20, 2023.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and the number of shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page to this Schedule 13D and are incorporated herein by reference.

(c)	Except for the transactions described in this Amendment No. 2, the Reporting Persons have not engaged in any transaction since the filing of Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 (as amended by this Amendment No. 2) and Item 5 (as amended by this Amendment No. 2) hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
10.1	Purchase and Sponsor Handover Agreement, dated February 2, 2024, by and among Blufire Capital Limited, EVe Mobility Acquisition Corp, and EVe Mobility Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 7, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2024

By:	/s/ Kash Sheikh
Name:	Kash Sheikh

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